Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

	Six months ended June 30, 2012	Year ended December 31,
		2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	4,018	(11,698)	(8,644)	(8,833)	2,728	(9,046)
Add: Fixed charges	1,582	4,508	5,406	4,183	5,747	8,527

Earnings	5,600	(7,190)	(3,238)	(4,650)	8,475	(519)

Fixed charges:
Interest expense	1,298	3,388	4,926	3,963	5,747	8,527
Amortization of capitalized expenses related to indebtedness	284	1,120	480	220	—	—

Fixed charges	1,582	4,508	5,406	4,183	5,747	8,527

Ratio of earnings to fixed charges(1)(2)	3.5	(1.6)	(0.6)	(1.1)	1.5	(0.1)

Deficiency	—	11,698	8,644	8,833	—	9,046

(1)	For purposes of determining the ratios of earnings to fixed charges, earnings are defined as net income before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of capitalized expenses related to indebtedness.
(2)	Deficiencies for the years ended December 31, 2011, 2010, 2009 and 2007 were $11.7 million, $8.6 million, $8.8 million and $9.0 million, respectively.